SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF ANNUAL GENERAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 29, 2005 AND DRAWN UP IN ABRIDGED FORM

1. Date time and place: April 29, 2005, at 10 a.m., at the head offices of the Company, at Rua São José, 20, Room 1602, Centro, Rio de Janeiro.

2. Call: Adds published in Jornal do Commercio, Gazeta Mercantil and Official Gazette of the State of Rio de Janeiro on March 31, April 1st and 4, 2005. The referred adds are on the desk available to the interesting parties, released the reading and transcription of the same.

3. Attendance: Shareholders representing more than the majority of the voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representatives of Deloitte Touche Tohmatsu Auditores Independentes, Messrs. Luiz Allan Santos and Marcelo Cavalcanti Almeida, the Chief Executive Officer and Chairman of the Company, Mr. Benjamin Steinbruch, and the Executive Officer of the Company Mr. Lauro Henrique Campos Rezende.

4. Chair: According to article 18, item II, of the By-laws, the meeting was chaired by the President of the Board of Directors, Dr. Benjamin Steinbruch, who invited Mrs. Claudia Maria Sarti to be the meeting secretary.

5. Decisions: By vote of the Shareholders representing more than the majority of the voting capital of the Company attending the Meetings, with abstention of the legally impeded, being the abstentions registered in each case, the following decisions were taken:

5.1

Authorize the drawn up of this minutes in abridged form and its publication with omission of the signatures of the present Shareholders, as allowed, respectively, by paragraphs 1st and 2nd of article 130 of Law 6,404, as of November 15, 1976 ("Law 6,404/76").

5.2

Approved, by unanimity of the presents, the dispense of the reading of the Financial Statements, the Management Report and Independent Auditors Report, considering that those were already known by all present Shareholders. Approved, by majority of the present Shareholders, abstaining from voting the legally impeded, the Management Account, the Financial Statements and Management Report related to the corporate year ended on December 31, 2004, published in Jornal do Commercio, Gazeta Mercantil and Official Gazette of the State of Rio de Janeiro on March 1st, 2005. 5.2.1 - Approved, by unanimity, the Management’s proposal for the destination of the net profit of the year of 2004, in the amount of R$2,144,996,655.09 (two billion, one hundred and forty four million, nine hundred and ninety six thousand, six hundred and fifty five reais and nine cents) and of the revaluation reserve, in amount of R$244,846,352.46 (two hundred and forty four million, eight hundred and forty six thousand, three hundred and fifty two reais and forty six cents), as follows: (i) destination of R$86,798,191.36 (eighty six million, seven hundred and ninety eight thousand, one hundred and ninety one reais and thirty six cents) from the net profit of the year, for complementation of the legal reserve balance, in accordance with article 193 of Law 6,404/76; (ii) payment to the Shareholders of the Company of the amount of R$239,391,000.00 (two hundred and thirty nine million, three hundred and ninety one thousand reais), as interests over own capital, corresponding to the gross amount of R$ 0.86456 per share, which is subject to Withholding Income Tax at the rate of 15% (fifteen percent), with exception to the shareholders domiciled in country that does not tax income or taxes at maximum rate under 20% (twenty percent), in which case, are subject to Withholding Income Tax at the rate of 25% (twenty five percent), as per set forth in article 8 of Law 9,779/99; (iii) payment to the Shareholders of the Company of the amount of R$2,028,653,816.19 (two billion, twenty eight million, six hundred and fifty three thousand, eight hundred and sixteen reais and nineteen cents), as dividends, corresponding to the amount of R$ 7.32649, per share. The interests over own capital and the dividends referred to in this item will be paid, without monetary adjustment, as of (inclusive) June 14, 2005; and (iv) ratification of the distribution approved by the Board of Directors of the Company on June 14, 2004, of R$35,000,000.00 (thirty five million reais), as intermediary dividends; The Shareholder José Teixeira de Oliveira requested to registry its laudation vote to the management. 5.2.2 – Approved, by unanimity, that the Board of Directors be composed by eight (8) members, and, in accordance with article 13, paragraph 2nd, of the By-laws, firstly, the shareholder Antonio Francisco dos Santos, Brazilian citizen, manager, business administrator, bearer of the identity card IFP 1.307.360, enrolled with CPF/MF under number 112.375.706-20, indicated by CSN Investment Club, was reelected. Immediately, afterwards, the shareholders Benjamin Steinbruch, Brazilian citizen, married, industrialist, bearer of the identity card SSP/SP 3.627.815-4, enrolled with CPF/MF under number 618.266.778-87; Jacks Rabinovich, Brazilian citizen, married, industrialist, bearer of the identity card SSP/SP 1.179.678, enrolled with CPF/MF under number 011.495.638-34; Mauro Molchansky, Brazilian citizen, married, economist, bearer of the identity card IFP/RJ 03.757.956-2, enrolled with CPF/MF under number 721.527.028-91; Fernando Perrone, Brazilian citizen, married, lawyer, bearer of the identity card IFP 2.048.837, enrolled with CPF/MF under number 181.062.347-20; Dionísio Dias Carneiro Netto, Brazilian citizen, judicially separated, economist, bearer of the identity card IFP/RJ 1.887.610, enrolled with CPF/MF under number 060.011.061-34; Darc Antonio Da Luz Costa, Brazilian citizen, married, engineer, bearer of the identity card 227.070 of the Ministry of Navy, enrolled with CPF/MF under number 242.165.507-20; and Yoshiaki Nakano, Brazilian citizen, married, bearer of the identity card RG 5.157.491-3 and enrolled with CPF/MF under number 049.414.548-04, all with domicile at Rua São José, 20, group, 1602, 16th floor, were reelected. In this sense, the Board of Directors of the Company is composed by Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa and Yoshiaki Nakano, all with term-in-office until the General Ordinary Shareholders Meeting of 2006. 5.2.3 – Approved, by unanimity, the determination of the overall yearly compensation of the managers in the amount of up to R$30,000,000.00 (thirty million reais);

5.3

After the closing of the Annual General Meeting, it was verified that the minimum quorum for the installation of the Extraordinary General Meeting was not reached, in first call, being necessary to take the measures for the second call.

5.4

Without any other matter to be discussed, the meeting has been suspended for the time necessary for drawing up these Minutes. After reopening the session, it was read, found conform and signed by the Chairman, Secretary and all attending Shareholders.

Rio de Janeiro, April 29, 2005.

I certify that this is the accurate copy of the original one, drawn up in the proper book.

___________________________
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.